EXHIBIT 99.1


                 EXPRESS SCRIPTS ADOPTS STOCKHOLDER RIGHTS PLAN

         ST. LOUIS, July 25, 2001--Express Scripts, Inc. (NASD: ESRX) announced today that its board of directors has adopted a Stockholder Rights Plan. In the face of a rapidly evolving health care industry, the adoption of the Rights Plan provides protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the company to negotiate with the board first. The Rights Plan is similar to plans adopted by many public companies and other health care companies. The company believes that the Rights Plan provides a sound and reasonable means of safeguarding the interests of all stockholders should an effort be made to acquire the company at a price not reflective of its fair value.

         "The purpose of this rights plan is to give our board of directors sufficient time to study and respond to any unsolicited attempt to acquire the company and enable all Express Scripts' stockholders to realize the full value of their investment," said Barrett Toan, chairman and CEO. "The adoption of this Rights Plan is part of our ongoing effort to implement and execute prudent business practices and is not in response to any hostile attempt to acquire Express Scripts."

         In connection with the adoption of the Rights Plan, the board declared a dividend of one preferred share purchase right for each outstanding share of the company's common stock. Each Right, which is not presently exercisable, entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock. If any person acquires 15% or more of the outstanding shares of the company's common stock, each holder of a Right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, shares of common stock having a market value of two times the exercise price. In order to retain flexibility and the ability to maximize stockholder value in the event of unknown future transactions, the board retains the power to redeem the Rights for a set amount. Special provisions have been made for New York Life Insurance Company, which previously owned a controlling interest in Express Scripts, and which still owns more than 15% of the company's outstanding common stock.

         The distribution of the Rights will be made on August 10, 2001, payable to stockholders of record at the close of business on that date. In conjunction with the distribution, details of the Rights will be contained in a letter that will be mailed to all stockholders as of the record date.

         Express Scripts, Inc. is one of the largest pharmacy benefit management
(PBM) companies in North America. Through facilities in seven states and Canada, the company serves thousands of client groups, including managed care organizations, insurance carriers, third-party administrators, employers and union-sponsored benefit plans.

         Express Scripts provides integrated PBM services, including network pharmacy claims processing, mail pharmacy services, benefit design consultation, drug utilization review, formulary management, disease management, medical and drug data analysis services, medical information management services and informed decision counseling services through its Express Health Line SM division. The company also provides distribution services for specialty pharmaceuticals through its Specialty Distribution subsidiary. Express Scripts is headquartered in St. Louis, Missouri. More information can be found at HTTP://WWW.EXPRESS-SCRIPTS.COM, which includes expanded investor information and resources.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, including, but not limited to, statements related to the company's plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements include but are not limited to:

o risks associated with our ability to maintain internal growth rates, or to control operating or capital costs
o continued pressure on margins resulting from client demands for enhanced service offerings and higher service levels
o competition, including price competition, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers
o adverse results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations, such as privacy regulations under the Health Insurance Portability and Accountability Act (HIPAA)), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations
o the possible termination of, or unfavorable modification to, contracts with key clients or providers
o    the possible loss of relationships with  pharmaceutical  manufacturers,  or
     changes  in  pricing,   discount  or  other  practices  of   pharmaceutical
     manufacturers
o    adverse results in litigation
o    risks associated with our leverage and debt service obligations
o risks associated with our ability to continue to develop new products, services and delivery channels
o developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs
o risks associated with our financial commitment relating to the RxHub venture
o uncertainties regarding the implementation and the ultimate terms of proposed government initiatives
o other risks described from time to time in our filings with The Securities and Exchange Commission

We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.